UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
6-K
Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of the Securities Exchange Act of 1934

For the month of: February, 2024	Commission File Number: 001-13354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form
20-F
☐
   Form
40-F
☒

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):
☐

INCORPORATION BY REFERENCE
The information contained in this Form
6-K
and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-214934

2.	Registration Statement – Form F-3 – File No. 333-264388

3.	Registration Statement – Form S-8 – File No. 333-191591

4.	Registration Statement – Form S-8 – File No. 333-180968

5.	Registration Statement – Form S-8 – File No. 333-177579

6.	Registration Statement – Form S-8 – File No. 333-177568

7.	Registration Statement – Form S-8 – File No. 333-176479

8.	Registration Statement – Form S-8 – File No. 333-175413

9.	Registration Statement – Form S-8 – File No. 333-175412

10.	Registration Statement – Form S-8 – File No. 333-113096

11.	Registration Statement – Form S-8 – File No. 333-14260

12.	Registration Statement – Form S-8 – File No. 33-92112

13.	Registration Statement – Form S-8 – File No. 333-207739

14.	Registration Statement – Form S-8 – File No. 333-237522

15.	Registration Statement – Form S-8 – File No. 333-276007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Tayfun Tuzun
	Name:	Tayfun Tuzun
	Title:	Chief Financial Officer

Date : February 27, 2024	By:	/s/ Paul V. Noble
	Name:	Paul V. Noble
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Quarter 2024 Management’s Discussion and Analysis of Results of Operations and Financial Condition

99.2	First Quarter 2024 Consolidated Financial Statements

99.3	First Quarter 2024 Consolidated Capitalization of Bank of Montreal

101.	Interactive Data File (formatted as Inline XBRL)

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)